December 15, 2017

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	LHC Group, Inc. Form 10-K for the Year Ended December 31, 2016, Filed March 9, 2017 Form 10-Q for the Quarterly Period Ended September 30, 2017, Filed November 6, 2017 File No. 001-33989

Dear Mr. Arakawa:

The purpose of this letter is to respond to the comments provided in your letter dated December 1, 2017, regarding your review of the aforementioned filings with the Securities and Exchange Commission. For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and the comment from your letter is stated in full prior to our response.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

2 – Summary of Significant Accounting Policies

Noncontrolling Interest, page F-10

Comment 1:	We note you classify noncontrolling interest – non-redeemable in permanent equity and noncontrolling interest – redeemable in temporary equity on the consolidated balance sheets.

Tell us in detail and disclose your accounting policy regarding the initial recognition and measurement, subsequent measurement and classification of your redeemable and non-redeemable noncontrolling interests. In this regard, tell us how you determine portions allocable to your non-redeemable and redeemable noncontrolling interests.

901 Hugh Wallis Road South • Lafayette, Louisiana 70508

Toll free: 1.866.LHC.GROUP • Phone: 337.233.1307

LHCgroup.com

It’s all about helping people.

LHC Group, Inc.

File No. 001-33989

December 15, 2017

Page | 2

Response 1:	Accounting Series Release No. 268, Accounting for Redeemable Equity Instruments, as applied by ASC 480-10-S99-3A, requires that the noncontrolling interests in the Company’s joint ventures that are redeemable for cash be classified outside of permanent equity (i.e., classified within temporary equity) if they are redeemable (1) at a fixed or determinable price or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer (the “ASR 268 Factors”).

Based upon authoritative guidance, the Company classifies the noncontrolling interests of its joint ventures with third party partners based upon a review of the legal provisions governing the redemption of such interests. In each of the Company’s joint ventures, those provisions are embodied within the joint venture’s operating agreement.

For joint ventures with operating agreement provisions that describe events that satisfy the ASR 268 Factors to establish an obligation that the Company purchase the third party partners’ noncontrolling interests other than as a result of events that lead to a liquidation of the joint venture, such noncontrolling interests are classified as a redeemable noncontrolling interests in temporary equity in accordance with ASR 268 and ASC 480-10-S99-3A.

For joint ventures with operating agreement provisions that describe events that satisfy the ASR 268 Factors to establish an obligation that the Company purchase the third party partner’s noncontrolling interests, but which are the result of events that lead to a liquidation of the joint venture, such noncontrolling interests are classified as non-redeemable noncontrolling interests in permanent equity in accordance with ASC 480-10-S99-3A, paragraph 3(f), which states that liquidation events, that involve the redemption and liquidation of all of any entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to the classification analysis of ASR 268. To illustrate that point, ASC 480-10-S99-3A, paragraph 3(f), further describes that, if the payment of cash or other assets would be required only from the distribution of net assets upon the final liquidation or termination of any entity, then that potential event need not be considered when applying the classification analysis of ASR 268.

Additionally, for joint ventures with operating agreement provisions that describe events that do not satisfy the ASR 268 Factors to establish the obligation that the Company purchase the third party partners’ noncontrolling interests (e.g., where the Company has the option, but not the obligation, to purchase the third party partners’ noncontrolling interests), such noncontrolling interests are classified as non-redeemable noncontrolling interests in permanent equity.

LHC Group, Inc.

File No. 001-33989

December 15, 2017

Page | 3

The Company initially records the value of both redeemable and non-redeemable noncontrolling interests at their fair value as of the closing date of the transaction establishing the joint venture. Such fair values are determined using various accepted valuation methods for such transactions, including the income approach, the market approach, the cost approach, and a combination of one or more of these approaches. A number of facts and circumstances concerning the operation of the joint venture are evaluated for each transaction, including (but not limited to) the ability to choose management, control over acquiring or liquidating assets, and controlling the joint venture’s strategy and direction, in order to determine the fair value of the noncontrolling interest.

Subsequent to the closing date of the transaction establishing the joint venture, recorded values for both redeemable and non-redeemable noncontrolling interests are adjusted at the end of each reporting period for (a) comprehensive income (loss) that is attributed to the noncontrolling interest, which is calculated by multiplying the noncontrolling interest percentage by the comprehensive income (loss) of the joint venture’s operations during the reporting period, (b) dividends paid to the noncontrolling interest partner during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest in the joint venture, as a result of which the Company retains its controlling interest. If the Company determines that, based upon its analysis as of the end of each reporting period in accordance with authoritative guidance, that it is not probable that an event would occur to otherwise require the redemption of a redeemable noncontrolling interest (i.e., the date for such event is not set or such event is not certain to occur), then the Company does not adjust the recorded amount of such redeemable noncontrolling interest.

Comment 2:	In note 8 of your Form 10-Q for the quarterly period ended September 30, 2017, you disclose that specific equity joint venture agreements may include a provision requiring the Company to purchase the noncontrolling partner’s interest upon the occurrence of certain defined triggering events. We note that one such triggering event is the death of a partner. In light of the existence of this provision and other provisions that may be deemed as certain to occur, tell us how you determined that none of your noncontrolling interests represented mandatorily redeemable financial instruments as that terms in defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to 25-7 and ASC 480-10-55-3 thru 5 and 64. Please also identify the joint venture agreements that include events and related repurchase provisions that are certain to occur, such as the death of a partner, providing the carrying amounts and redemption amounts payable related to these agreements as of December 31, 2016 and 2015, and September 30, 2017.

LHC Group, Inc.

File No. 001-33989

December 15, 2017

Page | 4

Response 2:	Approximately ninety-five percent (95%) of our joint ventures are owned by third party partners that are legal entities, both for-profit and not-for-profit, and not individuals. As of September 30, 2017, the Company operates seventy-nine (79) joint ventures, and only four (4) of those joint ventures have partners who are individuals. The operating agreement that governs each of those four (4) joint ventures states that, upon the death of a partner that is an individual, the Company has the option (but not the obligation) to purchase such partner’s noncontrolling interest. Therefore, notwithstanding that the death of each individual partner is likely to occur, since the Company does not have an unconditional obligation to purchase the noncontrolling interest of any individual partner upon his or her death, all noncontrolling interests held by individuals are classified as non-redeemable (permanent equity) noncontrolling interests.

For future filings of Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, the Company’s disclosure for noncontrolling interests will be clarified and made more explicit to improve the Company’s disclosure of the circumstances in which it has the option, and the circumstances in which it has the obligation, to purchase a partner’s noncontrolling interest upon the occurrence of triggering events characteristically set forth in our joint venture operating agreements.

According to ASC 480-10-20, ASC 480-10-25-4 to 25-7, and ASC 480-10-55-3 thru 5 and 64, mandatorily redeemable financial instruments are defined as any of various financial instruments that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified date or determinable date (or dates) or upon an event that is certain to occur. Authoritative guidance requires that the reported values of mandatorily redeemable noncontrolling interests are subject to adjustment from time to time. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of December 31, 2015, December 31, 2016, and September 30, 2017, the Company determined in accordance with authoritative guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests.

Comment 3:	Please tell us and disclose in detail how your accounting policy for subsequent measurement of noncontrolling interest – redeemable complies with ASC 480-10-S99-3A, including paragraphs 13 through 15, and paragraphs 16 (c) and 16(e). Please address your accounting for non-controlling interests classified in temporary equity that are not currently redeemable and those that are currently redeemable.

LHC Group, Inc.

File No. 001-33989

December 15, 2017

Page | 5

Response 3:	As described in response to Comment 2 above, the authoritative guidance of ASC 480-10-S99, including paragraphs 13 through 15, require that the reported values of mandatorily redeemable noncontrolling interests be adjusted from time to time. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of December 31, 2015, December 31, 2016, and September 30, 2017, the Company determined in accordance with authoritative guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests and subsequent adjustment of carrying values otherwise required pursuant to ASC 480-10-S99-3A, paragraph 15, were not necessary in respect of such reporting periods.

ASC 480-10-S99-3A, paragraph 16(c), requires that the carrying amounts presented in temporary equity be determined from time to time after the attribution of net income or loss of the subsidiary pursuant to ASC 810-10 for noncontrolling interests. As described in response to Comment 1 above, subsequent to the closing date of the transaction establishing a joint venture, recorded values for both redeemable and non-redeemable noncontrolling interests are adjusted at the end of each reporting period for (a) comprehensive income (loss) that is attributed to the noncontrolling interest, which is calculated by multiplying the noncontrolling interest percentage by the comprehensive income (loss) of the joint venture’s operations during the reporting period, (b) dividends paid to the noncontrolling interest partner during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest in the joint venture, as a result of which the Company retains its controlling interest, in accordance with ASC 480-10-S99-3A, paragraph 16(c).

ASC 480-10-S99-3A, paragraph 16(e), requires that the carrying amount of redeemable equity instruments presented in temporary equity should be no less than the initial amount reported for the instrument. The Company has previously recorded changes to the carrying amounts for redeemable noncontrolling interests at the end of each reporting period to reflect comprehensive income and loss that was attributed to the noncontrolling interest, which was calculated by multiplying the noncontrolling interest percentage by the comprehensive income (loss) of the joint venture’s operations during the applicable reporting period in accordance with ASC 810-45-21 (“ASC 810”). ASC 810 requires that the noncontrolling interest continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance, which would result in a carrying amount lower than the initially recorded value for a noncontrolling interest, in conflict with ASC 480-10-S99-3A, paragraph 16(e). As of September 30, 2017, in accordance with ASC 810, the Company presented carrying amounts for redeemable noncontrolling interest balances that were less than the initial amount reported in temporary equity for such interests in respect of some joint venture partnerships. Since the respective inception of these joint venture partnerships, in reliance upon the guidance of ASC 810, the redeemable noncontrolling interests associated with such joint ventures have been allocated operational losses in excess of operational income in the cumulative amount of $1.1 million, $1.0 million, and $0.6 million as of December 31, 2015, December 31, 2016, and September 30, 2017, respectively. While these cumulative amounts were not material as of December 31, 2015, December 31, 2016, and September 30, 2017, the Company will immediately alter its accounting for the carrying amounts of redeemable noncontrolling interests to comply with the guidance set forth in ASC 480-10-S99-3A, paragraph 16(e). The accounting will be corrected in the 3-month period ended December 31, 2017 and disclosed in the Company’s Annual Report on Form 10K for the period then ended.

LHC Group, Inc.

File No. 001-33989

December 15, 2017

Page | 6

As stated above, for future filings of Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, the Company’s disclosure for noncontrolling interest will be clarified to improve the Company’s disclosure of its accounting for adjustments to the carrying values of its noncontrolling interests to describe its application of authoritative guidance, including that described above.

Comment 4:	Please tell us how your accounting policy and disclosures comply with the requirements of ASC 480-10-S99 paragraph 24, 480-10-50 and 805-20-50-1(e) in your annual and quarterly reports, as applicable. Revise your disclosures as appropriate.

Response 4:	ASC 480-10-S99 paragraph 24 provides guidance on disclosures of the accounting method used to adjust redemption amounts of redeemable equity instruments. As described in response to Comment 2 and Comment 3 above, as of the end of each reporting period, the Company evaluates the redemption provisions concerning the redeemable noncontrolling interests to determine whether or not it is probable, in accordance with generally accepted accounting principles, that a redeemable noncontrolling interest of a Company joint venture is mandatorily redeemable at the end of such reporting period. As described in our response to Comment 2 and Comment 3, as of December 31, 2015, December 31, 2016, and September 30, 2017, the Company determined that such circumstances were not probable, in accordance with generally accepted accounting principles, as of each such date. Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Further, as none of the Company’s noncontrolling interests were currently redeemable the end of the reporting periods ended December 31, 2015, December 31, 2016, or September 30, 2017, subsequent adjustment of carrying values otherwise required pursuant to ASC 480-10-S99-3A, paragraph 15, were not necessary in respect of such reporting periods, and no disclosure under ASC 480-10-S99 paragraph 24 was required as of any such date.

LHC Group, Inc.

File No. 001-33989

December 15, 2017

Page | 7

ASC 480-10-50 provides guidance on disclosures of settlement alternatives within financial instruments. ASC 480-10-50 does not apply to any of the Company’s joint ventures, since the settlement of all repurchase obligations of the Company, whether conditional or unconditional, are to be made in cash paid by the Company.

ASC 805-20-50-1(e) provides guidance on disclosures for business combinations in which the acquirer holds less than one hundred percent (100%) of the equity interests in the acquiree at the acquisition date, which require the fair value of the noncontrolling interest in the acquiree at the acquisition date and the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest. In its Quarterly Report on Form 10-Q, the Company discloses the fair value of non-redeemable noncontrolling interests (permanent equity) in its Condensed Consolidated Statement of Changes in Equity during the year of acquisition and discloses the fair value of redeemable noncontrolling interests (temporary equity) in note 8 (Noncontrolling Interest) during the year of acquisition. In its Annual Report on Form 10-K, the Company discloses the fair value of non-redeemable noncontrolling interests (permanent equity) and redeemable noncontrolling interests (temporary equity) in its Consolidated Statement of Changes in Equity during the year of acquisition. After the year of acquisition, the Company discloses the carrying value of non-redeemable noncontrolling interest (permanent equity) in the same sections referenced above in its Form 10-Qs and Form 10-Ks.

For future filings of Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, the Company will add disclosures to clarify the valuation techniques and significant inputs used to measure the fair value of noncontrolling interests in joint ventures, the disclosure of which will vary based upon the terms and conditions of each joint venture’s operating agreement that is negotiated with the third party partner.

Comment 5:	Form 10-Q for the Quarterly Period Ended September 30, 2017
Notes to Condensed Consolidated Financial Statements
8. Noncontrolling Interest,
Noncontrolling Interest-Redeemable, page 17

We note your disclosure that the majority of the equity joint venture agreements include certain triggering event provisions. For the acquisitions that occurred in 2017 as disclosed in note 3, please explain how you determined that all of the noncontrolling interests are non-redeemable and require classification in permanent equity. In addition, tell us the basis for your conclusion that the likelihood of the triggering event occurring is remote.

LHC Group, Inc.

File No. 001-33989

December 15, 2017

Page | 8

Response 5:	As disclosed in Note 3 to our Quarterly Report on Form 10-Q for the period ended September 30, 2017, during 2017, the Company formed new joint ventures with LifePoint Health, Baptist Memorial Health Care, and Christus Continuing Care. The Company negotiated with each third party partner an operating agreement to govern the applicable joint venture, which specifies the withdrawal/redemption rights for the Company and the other partner. In these operating agreements, the provisions that set forth an obligation for the Company to purchase the noncontrolling interest of the third party partner relate solely to events that would lead to a liquidation event that would involve the termination of the joint venture and the liquidation of all of the entity’s equity instruments for cash or other assets. Pursuant to authoritative guidance, as described above, redemption obligations based upon such liquidation events are not subject to the classification guidance set forth in ASR 268. In all other circumstances describing potential redemption under these operating agreements, the Company has the option (but not the obligation) to purchase the noncontrolling interest. Based upon these factors, the Company has determined that the noncontrolling interests associated all with all joint ventures commenced in 2017 are to be classified as non-redeemable noncontrolling interests.

As stated above, for future filings of Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, the Company’s disclosure for noncontrolling interest will be clarified to improve the Company’s disclosure of the circumstances in which it has the option, and the circumstances in which it has the obligation, to purchase a partner’s noncontrolling interest upon the occurrence of triggering events characteristically set forth in our joint venture operating agreements.

We hope you will find that we have been appropriately responsive to your comments and look forward to enhancing the quality of our future periodic filings based upon the comments you have provided. Please feel free to call me at 337-233-1307 if you have any questions regarding this response.

Sincerely,

/s/ Joshua L. Proffitt
Joshua L. Proffitt Executive Vice President, Chief Financial Officer LHC Group, Inc.

cc: Keith Myers, Chief Executive Officer Brent Turner, Chairman, Audit Committee Travis Hunter, Partner, KPMG LLP